 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CLOSING OF $80 MILLION NON-CORE ASSET SALE

CALGARY, ALBERTA (December 21, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has completed the previously announced sale of certain non-core assets in the greater Harmattan area of Alberta (the “Harmattan asset sale”). Pursuant to the Harmattan asset sale, the Company received net cash proceeds of approximately $65 million, and made a $15 million vendor take back loan (“VTB Loan”) to the purchaser. The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the assets sold. The terms of the VTB Loan also provide that a minimum of 50% of the net operating income from the assets sold will be earmarked for principal repayment on a quarterly basis, together with accrued interest. The VTB Loan has a 2 year maturity date, and no prepayment penalties. The net cash proceeds from the Harmattan asset sale were used to reduce the Company’s outstanding bank debt.

Concurrent with the closing of the Harmattan asset sale, the borrowing base under the Company’s syndicated revolving credit facilities (the “Credit Facilities”) was redetermined at $100 million, providing the Company with approximately $70 million of available liquidity post-closing (before deducting outstanding letters of credit). Other than the estimated $30 million Credit Facilities balance as at December 31, 2016, the Company has no debt maturities until 2020 and 2021.

Closing of the Harmattan asset sale represents another significant milestone for Bellatrix in 2016. Bellatrix is well positioned to replace the production, cash flow, and reserves associated with the Harmattan asset sale from continued development of its low cost Spirit River play, which is supported by strategic infrastructure ownership and operatorship. Bellatrix plans to release its 2017 capital budget and guidance in January 2017, with a continued emphasis on profitable and sustainable per share growth, and proactive capital resource management.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "position", "plan", and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s expectations that completion of the Harmattan asset sale provides the company with approximately $70 million of available liquidity under its Credit Facilities and that other than the estimated $30 million Credit Facilities balance as at December 31, 2016, the Company has no debt maturities until 2020 and 2021, expectations that Bellatrix is well positioned to replace the production, cash flow, and reserves associated with the Harmattan asset sale from continued development of its Spirit River play, expectations that the Spirit River play is a low cost play that is supported by strategic infrastructure ownership and operatorship, expectations that Bellatrix plans on releasing its 2017 capital budget and guidance in January 2017, and expectations that such budget will have a continued emphasis on profitable and sustainable per share growth, and proactive capital resource management. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.